NEWS RELEASE


Symbols:  CNSX: KKO
OTCQB:  KKOEF


Vancouver, BC, June 20, 2012. Kokomo Enterprises Inc. (the "Company" or "Kokomo"). At the Annual General Meeting of the Company's shareholders which was held today in Vancouver, BC, the shareholders received the Audited Financial Statements for the years ended December 31, 2011 and 2010 and the Auditor's Report thereon; fixed the number of Directors for the ensuing year at four; re-elected
Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and
Fred A.C. Tejada as Directors of the Company; re-appointed the Company's Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company's 2004 Stock Option Plan.

For more information on the Company, please contact us at
(604) 681-1519. In addition, please visit the Company's website at www.kokomoenterprises.ca or the CNSX's website at the following direct link. http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.



On Behalf of the Board of
Kokomo Enterprises Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.